

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

David Thompson
Chief Financial Officer
CIM Opportunity Zone Fund, L.P.
4700 Wilshire Boulevard
Los Angeles, CA 90010

  Re: CIM Opportunity Zone Fund, L.P.
    Registration Statement on Form 10
    Filed April 28, 2023
    File No. 000-56544

Dear David Thompson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction

cc: Raphael M. Russo, Esq.